Exhibit A

Ceragon Signs Multi-Year, Multi-Million Dollar Contract with City of
Cincinnati for City-Wide Public Safety Network Upgrade

The modernized, multi-technology network and turn-key services is expected to provide the city with reliable, next-generation connectivity for first responders across Cincinnati

Rosh Ha’ayin, Israel, May 16, 2023 – Ceragon Networks Ltd. (NASDAQ: CRNT), the global innovator and leading solutions provider of 5G wireless transport, today announced that it has signed a multi-year contract with the City of Cincinnati to upgrade its public safety network for payment of up to $4.2 million over several years. Ceragon’s future-proof plan includes a multi-technology, multi-service solution that provides a robust, modernized backhaul and routing solution, as well as a long-term maintenance and support plan.

Ceragon is providing turnkey services for the design, architecture, equipment, rollout, and integration of the multi-technology solution. The new upgrade is anticipated to significantly enhance the capacity, efficiency, and lifespan of the network, while able to support high-demand applications such as artificial intelligence, automation, and real-time video.

Doron Arazi, Ceragon CEO, commented, “A vital part of our growth strategy is our renewed commitment to the critical infrastructure segment and their need for network modernization. Mission critical entities bear the responsibility of keeping citizens protected and must have absolute confidence in their communications systems. This project win with the City of Cincinnati is another testament to our end-to-end network design and implementation capabilities, including our robust ecosystem, our ability to unlock significant potential in our pipeline, and to our strong business momentum in North America. We look forward to continued success in this space.”

Charles Young, City of Cincinnati Emergency Communications Center Technology Manager, commented, “Ceragon is providing a solution that will enable us to modernize our network, better support our public safety personnel, and prepare for more advanced applications we may want to incorporate in the future. Their innovation will enable us to leverage our existing licensing and spectrum, help us save money and become more efficient, all while ensuring the availability, integrity, and security of our communications system. This will ultimately help us better protect our community. We look forward to a long-term partnership.”

About Ceragon Networks

Ceragon Networks Ltd. (NASDAQ: CRNT) is the global innovator and leading solutions provider of 5G wireless transport. We help operators and other service providers worldwide increase operational efficiency and enhance end customers' quality of experience with innovative wireless backhaul and fronthaul solutions. Our customers include service providers, public safety organizations, government agencies and utility companies, which use our solutions to deliver 5G & 4G broadband wireless connectivity, mission-critical multimedia services, stabilized communications, and other applications at high reliability and speed.

Ceragon's unique multicore technology and disaggregated approach to wireless transport provides highly reliable, fast to deploy, high-capacity wireless transport for 5G and 4G networks with minimal use of spectrum, power, real estate, and labor resources. It enables increased productivity, as well as simple and quick network modernization, positioning Ceragon as a leading solutions provider for the 5G era. We deliver a complete portfolio of turnkey end-to-end AI-based managed and professional services that ensure efficient network rollout and optimization to achieve the highest value for our customers. Our solutions are deployed by more than 600 service providers, as well as more than 1,600 private network owners, in more than 130 countries. For more information please visit: www.ceragon.com

Ceragon Networks® and FibeAir® are registered trademarks of Ceragon Networks Ltd. in the United States and other countries. CERAGON ® is a trademark of Ceragon Networks Ltd., registered in various countries. Other names mentioned are owned by their respective holders.

Safe Harbor

This press release contains statements that constitute “forward-looking statements” within the meaning of the Securities Act of 1933, as amended and the Securities Exchange Act of 1934, as amended, and the safe-harbor provisions of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on the current beliefs, expectations and assumptions of Ceragon’s management about Ceragon’s business, financial condition, results of operations, micro and macro market trends and other issues addressed or reflected therein. Examples of forward-looking statements include, but are not limited to, statements regarding: projections of demand, revenues, net income, gross margin, capital expenditures and liquidity, competitive pressures, order timing, supply chain and shipping, components availability, growth prospects, product development, financial resources, cost savings and other financial and market matters. You may identify these and other forward-looking statements by the use of words such as “may”, “plans”, “anticipates”, “believes”, “estimates”, “targets”, “expects”, “intends”, “potential” or the negative of such terms, or other comparable terminology, although not all forward-looking statements contain these identifying words.

Although we believe that the projections reflected in such forward-looking statements are based upon reasonable assumptions, we can give no assurance that our expectations will be obtained or that any deviations therefrom will not be material. Such forward-looking statements involve known and unknown risks and uncertainties that may cause Ceragon’s future results or performance to differ materially from those anticipated, expressed or implied by such forward-looking statements. These risks and uncertainties include, but are not limited to: the effects of global economic trends, including recession, rising inflation, rising interest rates, commodity price increases and fluctuations, commodity shortages and exposure to economic slowdown; risks associated with delays in the transition to 5G technologies and in the 5G rollout; risks relating to the concentration of our business on a limited number of large mobile operators and the fact that the significant weight of their ordering, compared to the overall ordering by other customers, coupled with inconsistent ordering patterns, could negatively affect us; risks resulting from the volatility in our revenues, margins and working capital needs, substantial losses incurred and negative cash flows generated, which, if continue, may significantly adversely impact our results of operations and cash flow; the high volatility in the supply needs of our customers, which from time to time lead to delivery issues and may lead to us being unable to timely fulfill our customer commitments; risks associated with inaccurate forecasts or business changes, which may expose us to inventory-related losses on inventory purchased by our contract manufacturers and other suppliers, to increased expenses should unexpected production ramp up be required, or to write off to parts of our inventory, which would increase our cost of revenues; and such other risks, uncertainties and other factors that could affect our results of operation, as further detailed in Ceragon’s most recent Annual Report on Form 20-F, as published on May 1, 2023, and in Ceragon’s other filings with the Securities and Exchange Commission.

We caution you not to place undue reliance on forward-looking statements, which speak only as of the date hereof. Ceragon does not assume any obligation to update any forward-looking statements in order to reflect events or circumstances that may arise after the date of this release unless required by law.

Ceragon’s public filings are available on the Securities and Exchange Commission’s website at www.sec.gov and may also be obtained from Ceragon’s website at www.ceragon.com.

Investor & Media Contact:
Rob Fink or Bob Meyers
FNK IR
Tel. 1+646-809-4048
crnt@fnkir.com